Exhibit 5.2

Robert J. Millstone Senior Vice President, General Counsel and Secretary	Telephone: 813.569.7360 Facsimile: 813.630.9567 Email: rmillsto@qualitydistribution.com

August 24, 2005

Quality Distribution, LLC

QD Capital Corporation

3802 Corporex Park Drive

Tampa, FL 33619

O’Melveny & Myers LLP

Times Square Tower

7 Times Square

New York, New York 10036

Re:	Registration of Securities of Quality Distribution, LLC and QD Capital Corporation

Ladies and Gentlemen:

Reference is made to the Registration Statement (the “Registration Statement”) on Form S-4 (File No. 333-122641) of Quality Distribution, LLC, a Delaware limited liability company (“QD LLC”), and QD Capital Corporation, a Delaware corporation (together with QD LLC, the “Issuers”), in connection with the Issuers’ offer (the “Exchange Offer”) to exchange up to $85,000,000 principal amount at maturity of the Issuers’ Senior Floating Rate Notes due 2012 that have been registered under the Securities Act of 1933 (the “New Notes”), which New Notes will be guaranteed (the “New Guarantees”) by, among others, Quality Distribution, Inc., a Florida corporation, (“QDI”), Mexico Investments, Inc., a Florida corporation, (“Mexico Investments”), and Quality Carriers, Inc., an Illinois corporation, (together with QDI and Mexico Investments, the “Florida/Illinois Guarantors”), for a like principal amount at maturity of the Issuers’ outstanding Senior Floating Rate Notes due 2012 (the “Old Notes”), which Old Notes have also been guaranteed by, among others, the Florida/Illinois Guarantors.

I have acted as special Florida and Illinois counsel to the Florida/Illinois Guarantors in connection with the above.

In connection with this letter, I have examined originals, or copies certified or otherwise identified to my satisfaction, of each of the respective articles of incorporation and by-laws of each of the Florida/Illinois Guarantors and such documents and records, and other instruments as I have deemed appropriate for purposes of the opinions set forth herein, including, but not limited to, the Indenture dated as of January 28, 2005, among the Issuers, the guarantors named therein and The Bank of New York Trust Company, N.A., as Trustee (the “Indenture”).

3802 Corporex Park Drive, Suite 200, Tampa, FL 33619

Phone: 800-282-2031

Quality Distribution, LLC

O’Melveny & Myers LLP

August 24, 2005

In rendering the opinions set forth below, I have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of the documents submitted to me as originals, the conformity to the original documents of all documents submitted to me as certified, facsimile or photostatic copies, and the authenticity of the originals of all documents submitted to me as copies. As to any facts that are material to the opinions hereinafter expressed that I did not independently establish or verify, I have relied, without investigation, upon certificates of officers of the Florida/Illinois Guarantors.

Based upon the foregoing, and subject to the qualifications herein set forth, I am of the opinion, as of the date hereof, that:

1.	Each of the Florida/Illinois Guarantors is a corporation duly incorporated, validly existing and in good standing under the laws of its respective jurisdiction of incorporation, and has the requisite corporate power and authority to execute, deliver and perform its obligations under the Indenture and the New Guarantees.

2.	The execution and delivery and performance of the Indenture, which occurred in January 2005, was, at the time of execution, duly authorized by all necessary corporate action on the part of each of the Florida/Illinois Guarantors and the Indenture has been duly executed and delivered by each of the Florida/Illinois Guarantors.

3.	The execution and delivery and performance of the New Guarantees have been duly authorized by all necessary corporate action on the part of each of the Florida/Illinois Guarantors, and, upon execution by the proper officers of each of the Florida/Illinois Guarantors, will be duly executed and delivered by each of the Florida/Illinois Guarantors.

The foregoing opinions are subject to the following qualifications, exceptions and limitations:

1.	The foregoing opinions are limited to the internal laws of the States of Florida and Illinois, and I point out that the New Guarantees and the Indenture are governed by New York law. Therefore, to the extent that the opinions expressed herein cover the validity and binding effect of such documents, such opinions are limited to the extent that the internal laws of the States of Florida and Illinois may affect such matters. I express no opinion on the applicability, or the effect, of the laws of any other jurisdiction and no opinion regarding the statutes, administrative decisions, rules, regulations or requirements of any county, municipality, subdivision or local authority of any jurisdiction. Furthermore, the validity and binding effect of the New Guarantees and the Indenture may be limited or otherwise affected by:

(A) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other statutes, rules, regulations or other laws now or hereafter in effect affecting creditors’ rights and remedies generally;

(B) the unavailability of, or limitation on the availability of, a particular right or remedy (whether in a proceeding in equity or at law) because of an equitable principle or a requirement as to commercial reasonableness, conscionability or good faith; and

Quality Distribution, LLC

O’Melveny & Myers LLP

August 24, 2005

(C) the unenforceability under certain circumstances of provisions to the effect that failure to exercise or delay in exercising rights or remedies will not operate as a waiver of any such right or remedy.

2.	I express no opinion with respect to any provision in the New Guarantees and the Indenture that purports, by implication or otherwise, to confer subject matter jurisdiction in any court.

3.	I express no opinion with respect to any provision in the New Guarantees and the Indenture that purports or would operate to render ineffective any waiver or modification not in writing.

4.	I express no opinion with respect to, and have assumed, the adequacy of consideration for each party’s obligations under the New Guarantees and the Indenture.

5.	Except as expressly stated in my opinions above, I express no opinion on any interpretation of any local, state or federal tax, securities, banking, anti-trust or other laws or regulations applicable to the New Guarantees and the Indenture.

I draw your attention to the fact that I am admitted in the State of Illinois. In the State of Florida, I am admitted as “Authorized House Counsel” and not under general admission to the Florida Bar.

I hereby consent to the use of this opinion as an exhibit to the Registration Statement. In giving this consent, I do not thereby admit that I am included in the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations promulgated thereunder.

Very truly yours,

/s/ ROBERT J. MILLSTONE